

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 2, 2020

Kevin Chen
Chief Executive Officer
Edoc Acquisition Corp.
7612 Main Street Fishers
Suite 200
Victor, NY 14564

> **Re: Edoc Acquisition Corp.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed October 27, 2020**
> **File No. 333-248819**

Dear Mr. Chen:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1

Exhibit 10.9, page 2

1. We note that in the business combination marketing agreement filed as Exhibit 10.9 it is provided that I-Bankers' duties include assisting you in preparing presentations for each potential Business Combination and discussing each potential Business Combination and each potential Target's attributes. Please reconcile this description with your disclosure at page 132 to fully describe the role of I-Bankers in connection with an initial business combination. We further note your response letter dated October 19, 2020 in this regard. Please revise your disclosure to clarify whether I-Bankers will assist you in identifying and evaluating possible acquisition candidates pursuant to the business combination marketing agreement.

You may contact Myra Moosariparambil, Staff Accountant, at (202) 551-3796 or Craig Arakawa, Accounting Branch Chief, at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Kevin Dougherty, Staff Attorney, at (202) 551-3271 or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551- 3642 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Jessica Yuan, Esq.